SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2007

Commission File Number 001-08427

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15
N-0250 Oslo, Norway
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑          Form 40 F ☐

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

TABLE OF CONTENTS

SIGNATURES
EXHIBIT INDEX
EXHIBIT 12.1
EXHIBIT 99.1

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2007	EKSPORTFINANS ASA
	By:	/s/ TOR F. JOHANSEN
Tor F. Johansen
President and Chief Executive Officer

EXHIBIT INDEX

     The following documents (bearing the exhibit numbers listed below) are furnished herewith and are made part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

12.1	Computation of Ratios of Earnings to Fixed Charges

99.1	Table of Capitalization and Indebtedness and Table showing Ratios of Earnings to Fixed Charges

     This Form 6-K and the financial and other information contained herein is hereby incorporated by reference into our Registration Statement No. 333-124095, Registration Statement No. 333-137771 and Registration Statement No. 333-140456.